Resin Systems Inc. Enters the Global Material Handling Market
With Contract to Supply FMC Technologies, Inc.

Calgary, Alberta, January 31, 2007: Resin Systems Inc. ("RS") (RS - TSX / RSSYF - OTCBB), a composite products innovation company, announced today that the exclusive agreement to supply VRoll™ composite tubes, previously announced December 18, 2006, is with FMC Technologies’ (NYSE – FTI) Material Handling Solutions business for their new line of Link-Belt® Composite Conveyor Idler Rolls.

Composite idler rolls have great potential in the global material handling market due to VRoll tubes being a stronger, lighter and more durable alternative to the steel tubes used in traditional roller assemblies. They are ideal for corrosive, low temperature or abrasive industrial environments such as coal, aggregates, iron ore, copper, potash and salt mines.

“This agreement compliments and strengthens our commitment to advanced conveying technology,” said Robert A. Campbell, General Manager of FMC Technologies’ Material Handling Solutions. “Our new line of Link-Belt® Conveyor Idler Rolls, using RS’s VRoll composite tube, will feature significantly longer roll life, reduced energy requirements and lower replacement costs than standard steel rolls.”

“This important agreement kick starts our next innovation - VRoll,” said Paul Giannelia, President and Chief Executive Officer of RS. “FMC Technologies’ proven history in the global bulk material handling arena makes them the ideal company to take VRoll to market quickly.”

Deliveries to FMC Technologies are expected to begin in the first half of 2007.

FMC Technologies’ Material Handling Solutions

Material Handling Solutions, a business of FMC Technologies, is headquartered in Tupelo, MS. The operation has been in business for over 100 years, and manufactures and sells a complete line of Link-Belt® and Syntron® material handling equipment around the world. Recent technology advances in the Link-Belt® idler line include FMC’s patented SST (stub shaft) technology and their proprietary, interference pressed roller heads.

About RS

RS is a composite product innovator. RS develops advanced composite products for large-scale industrial markets. These products replace products which traditionally have been made using the conventional building blocks of wood, concrete and steel. The foundation of RS is continuous innovation and product development utilizing its proprietary Version™ polyurethane resin system.

RS has successfully developed the VRoll™ bulk material handling system roller tube and the award winning RStandard™ modular composite transmission and distribution structure. For the latest on RS's developments, click on "Latest News" on www.grouprsi.com.

"Version", "RStandard" and "VRoll" are trademarks of RS.

Forward Looking Statements

Certain information set forth in this news release, including management's assessment of RS's future plans, operations, financial guidance and long-term growth prospects, contains forward-looking statements which are based on RS's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause RS's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, RS's lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of RS; RS's ability to raise capital on acceptable terms when needed; RS's ability to attract and retain key employees; competition from established competitors with greater resources; the uncertainty of the developing markets in which RS operates; the risks associated with rapidly changing technology; RS's reliance on third parties to supply raw materials and the cost of such raw materials; intellectual property risks, foreign exchange rate fluctuations and changes in general economic, market and business conditions. Many of these risks and uncertainties are described in RS's 2005 annual information form and other documents RS files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and RS assumes no obligation to update or revise such statements to reflect new events or circumstances except as required by applicable securities laws.

For more information please contact:

Laurien Abel

Investor & Public Relations

Resin Systems Inc.

Phone: (403) 219-8000

Fax:

(403) 219-8001

Email:

lauriena@grouprsi.com

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